Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October, 2013

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement dated October 8th, 2013

Item 1

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Listed Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

Ultrapar is ranked number 1 in "The Best Companies for Shareholders” award 2013 by Capital Aberto magazine

São Paulo, October 8th, 2013 –– Ultrapar Participações S.A. (BM&FBOVESPA:UGPA3 / NYSE:UGP) is pleased to inform that it was ranked number 1 in “The Best Companies for Shareholders 2013" award (“As Melhores Companhias para os Acionistas 2013”) – category of companies with over R$ 15 billion of market value.

The award is conducted by Capital Aberto magazine, together with Stern Stewart Brazil, where the following aspects are assessed: liquidity, value creation, stock appreciation, corporate governance and sustainability. The Economic Value Added (EVA®) metric was used to evaluate value creation. Such metric is also used for variable compensation and alignment of interests in Ultrapar.

In 2012, Ultrapar was ranked number 2 in the Best Companies for Shareholders award, attesting the consistency of its value creation and stock appreciation.

The award received reinforces the consistent planning and execution of Ultrapar’s strategy, and the constant evolution of its corporate governance, aimed at enduring the company and its growth and at value creation.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2013
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement dated October 8th, 2013)